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                          July 22, 2022

       James Hayward
       Chief Executive Officer
       Applied DNA Sciences, Inc.
       50 Health Sciences Drive
       Stony Brook, New York 11790

                                                        Re: Applied DNA
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 19, 2022
                                                            File No. 333-266223

       Dear Dr. Hayward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alyssa
Wall at 202-551-8106 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Merrill Kraines